Exhibit 99.1

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 6 June 2006 it purchased for cancellation 596,975 of its ordinary shares at a price of 499.283894 pence per ordinary share.